Exhibit 99.1

Allot Communications Announces that
Erez Antebi has been Appointed as Allot's New President & CEO

HOD HASHARON, Israel, January 3, 2017. Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT) (the "Company" or "Allot"), a leading provider of security and monetization solutions that enable service providers and enterprises to protect and personalize the digital experience, announced today that Mr. Erez Antebi has been appointed to the position of President and Chief Executive Officer. He will be replacing Mr. Andrei Elefant on February 1st. At the request of the Company's Board of Directors (the "Board") Mr. Elefant has agreed to assist Mr. Antebi during a transition period and thereafter, to continue to serve the Company in the position of Chief Strategy Officer.

Yigal Jacoby, Chairman of the Board, stated, "We are happy to have Mr. Antebi joining Allot as President and CEO. Mr. Antebi brings his vast experience, management and business skills in domains that are similar to Allot's business market.  In addition, I would like to take this opportunity to thank Mr. Elefant for his significant and ongoing contribution to Allot. Mr. Elefant has led the strategic transition into the faster growing markets of Network Security and Monetization solutions. I believe this strategy which is ongoing, combined with Mr. Antebi's leadership and business skills will enable the Company's return to growth."

Prior to joining Allot, Mr. Antebi served as CEO of Gilat Satellite Networks, a leading NASDAQ listed satellite communications technology and services company between 2012 and 2015 and since 2005 held a number of other senior positions within the Gilat group, namely CEO of Gilat Network Systems and CEO of Spacenet Rural. Between 2003 and 2005, Mr. Antebi served as CEO of Clariton Network, a start-up company providing in-building cellular coverage and between 1991 and 2003 held a number of senior and management positions at Gilat Satellite Networks, including, COO, VP International Sales and Marketing and VP Business Development. Prior to that, since 1982, Mr. Antebi held positions with Rafael, Israeli Ministry of Defense, Tadiran and with a privately held family business. Currently, Mr. Antebi advises and serves on the board of directors of several start-up companies. Mr. Antebi holds an M.Sc and a B.Sc in Electronics Engineering from the Technion - Israel Institute of Technology.

"I am thrilled with the opportunity to join Allot. Allot has a great tradition of leadership and innovation demonstrated today by its new Network based Security solutions," said Mr. Antebi. "I believe Allot has a bright future ahead and I am looking forward to working with Andrei, Allot's Board, management and employees to fully materialize the opportunities at hand."

Mr. Elefant stated, "After sixteen years in various roles with Allot, I think it is the right time for a transition both for the Company, as well as for myself. I am looking forward to continuing to serve Allot in a business strategy role, in order to continue the strategy we have begun, as well as to seek additional growth opportunities. I would like to thank all of Allot's wonderful employees, who were partners to the many changes we have jointly made over the last few years."

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers to protect and personalize the digital experience. Allot's flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director of Marketing Communications +972 (9) 761 9171 sorr@allot.com